

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2012

Via E-mail
Mr. Robert G. O'Brien
Executive Vice President and Chief Financial Officer
Forest City Enterprises, Inc.
50 Public Square
Suite 1100
Cleveland, OH 44113

  Re: Forest City Enterprises, Inc.
    Form 10-K for fiscal year ended January 31, 2011
    Filed March 30, 2011
    File No. 1-4372

Dear Mr. O'Brien:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Kevin Woody

          Kevin Woody
          Accounting Branch Chief